Free Writing Prospectus (FWP)

Filed pursuant to Rule 433

Registration No. 333-215003

Relating to Prospectus Supplement, dated April 9, 2019

Province of Manitoba

U.S.$1,000,000,000 2.600% United States Dollar Debentures Series GX due April 16, 2024

Final Term Sheet

April 9, 2019

Issuer:	Province of Manitoba

Title:	2.600% United States Dollar Debentures Series GX due April 16, 2024

Existing Long-Term Issuer Ratings:	A+/Aa2 (S&P/Moody’s)

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	U.S.$1,000,000,000

Trade Date:	April 9, 2019

Settlement Date:	April 16, 2019 (T+5)

Maturity Date:	April 16, 2024

Interest Payment Dates:	April 16 and October 16 of each year, commencing on October 16, 2019

Benchmark Treasury:	UST 2.125% due March 31, 2024

UST Spot (price, yield):	99-051⁄4 / 2.304%

Spread to Benchmark Treasury:	+29.75bps

Spread to Mid Swaps:	+26bps

Yield to Maturity:	2.602%

Coupon:	2.600%

Price:	99.991%

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	U.S.$5,000 and integral multiples of U.S.$1,000 in excess thereof

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed upon or following settlement on a reasonable efforts basis

Governing Law:	Province of Manitoba and the laws of Canada applicable therein

Business Days:	New York, London, Toronto

Lead Managers:	BMO Capital Markets Corp.

National Bank of Canada Financial Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Co-managers:	CIBC World Markets Corp.

HSBC Bank plc

RBC Capital Markets, LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Canaccord Genuity Corp.

Casgrain & Company Limited

Billing and Delivering:	Scotia Capital (USA) Inc.

CUSIP:	563469UU7

ISIN:	US563469UU76

Prospectus and Prospectus Supplement:

https://www.sec.gov/Archives/edgar/data/826926/000119312519101356/d728682d424b3.htm

Stabilization:	Reg. M/FCA

Legends:

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BMO Capital Markets Corp., toll free, at 1-866-864-7760; National Bank of Canada Financial Inc., at 1-212-632-8868; Scotia Capital (USA) Inc., toll free, at 1-800-372-3930; or TD Securities (USA) LLC, toll free, at 1-855-495-9846.

European Economic Area Legends:

If and to the extent that this announcement is communicated in, or the offer of the debentures to which it relates is made in, any EEA Member State that has implemented the Prospectus Directive (as defined below) (a “Relevant Member State”), this announcement and the offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Relevant Member State.

This document, the prospectus supplement and the base prospectus has been prepared on the basis that any offer of debentures in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce or publish a prospectus for offers of debentures. Accordingly, any person making or intending to make any offer within a Member State of the debentures which are the subject of an offering contemplated in this Prospectus Supplement may only do so to legal entities which is a qualified investor as defined in the Prospectus Directive, provided that no such offer of debentures shall require the Province or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of debentures to the public” in relation to any debentures in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the debentures to be offered so as to enable an investor to decide to purchase or subscribe the debentures, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.

In this document, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended or superseded), and includes any relevant implementing measures in a Member State of the EEA.

United Kingdom Legend:

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.